SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: VALIC Company II (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-08789

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]      Initial Application      [    ]        Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2919 Allen Parkway

Houston, Texas 77019

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, New York 10019

(212) 728-8138

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

Records relating to its function as investment adviser:

The Variable Annuity Life Insurance Company

2929 Allen Parkway

Houston, Texas 77019

(800) 448-2542

Records relating to its function as distributor and principal underwriter:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(800) 858-8850

Records relating to its function as administrator:

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(201) 324-6300

Records relating to its function as custodian:

State Street Bank and Trust Company

One Lincoln Street

Boston, Massachusetts 02111

(617) 786-3000

Records relating to its function as transfer agent:

VALIC Retirement Services Company

2929 Allen Parkway

Houston, Texas 77019

(617) 786-3000

Records relating to their function as subadvisers:

BMO Asset Management Corp.

115 South LaSalle Street

Chicago, Illinois 60603

(312) 461-7699

Boston Partners Global Investors, Inc.

One Beacon Street, 30th Floor

Boston, Massachusetts 02108

(617) 832-8200

Macquarie Investment Management Business Trust

DBA Delaware Investments Fund Advisers

610 Market Street

Philadelphia, Pennsylvania 19106

(215) 255-2300

J.P. Morgan Investment Management Inc.

383 Madison Avenue

New York, New York 10179

(800) 343-1113

Janus Henderson Investors US LLC

151 Detroit Street

Denver, Colorado 80206

(303) 333-3863

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 954-5000

Mellon Investments Corporation

201 Washington Street

Boston, Massachusetts 02108

(617) 722-7250

Perkins Investment Management LLC (sub-subadviser)

311 S. Wacker Drive

Chicago, Illinois 60606

(312) 922-0355

PineBridge Investments LLC

Park Avenue Tower, 65 East 55th Street

New York, New York 10022

(646) 857-8000

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

(201) 324-6300

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 951-5000

Wells Capital Management Incorporated

525 Market Street

San Francisco, California 94105

(415) 396-8000

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[X]	Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The Variable Annuity Life Insurance Company

2929 Allen Parkway

Houston, Texas 77019

BMO Asset Management Corp.

115 S. LaSalle Street

Chicago, Illinois 60603

BNY Mellon Asset Management North America Corporation

201 Washington Street Boston, Massachusetts 02108

Boston Partners Global Investors, Inc.

One Beacon Street, 30th Floor

Boston, Massachusetts 02108

Macquarie Investment Management Business Trust

DBA Delaware Investments Fund Advisers

610 Market Street

Philadelphia, Pennsylvania 19106

J.P. Morgan Investment Management Inc.

383 Madison Avenue

New York, New York 10179

Janus Henderson Investors US LLC

151 Detroit Street

Denver, Colorado 80206

Massachusetts Financial Services Company

111 Huntington Avenue

Boston, Massachusetts 02199

Mellon Investments Corporation

201 Washington Street

Boston, Massachusetts 02108

Perkins Investment Management LLC

311 S. Wacker Drive

Chicago, Illinois 60606

PineBridge Investments LLC

Park Avenue Tower, 65 East 55th Street

New York, New York 10022

SunAmerica Asset Management, LLC

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

Wells Capital Management Incorporated

525 Market Street

San Francisco, California 94105

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

AIG Capital Services, Inc.

Harborside 5

185 Hudson Street, Suite 3300

Jersey City, New Jersey 07311

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)         Depositor’s name(s) and address(es):

(b)         Trustee’s name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[X]        Yes            [     ]        No

If Yes, for each UIT state:

     Name(s): The Variable Annuity Life Insurance Company Separate Account A

     File No.: 811-03240

     Business Address: 2929 Allen Parkway, Houston, Texas 77019

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

    [X]        Yes             [    ]        No

    If Yes, state the date on which the board vote took place: October 27, 2020 and January 26, 2021

    If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]        Yes             [    ]        No

     If Yes, state the date on which the shareholder vote took place: See Schedule A

     If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

  [X]    Yes            [     ]        No

(a) If	Yes, list the date(s) on which the fund made those distributions:

On April 19, 2021 with respect to the Large Cap Value Fund and the Mid Cap Growth Fund and on May 24, 2021 for all other Target Funds, the Fund transferred each Target Fund’s assets to its corresponding Acquiring Fund in exchange for shares of the Acquiring Fund. On that same date, each Target Fund distributed shares of the Acquiring Fund pro rata to its shareholders in complete liquidation of the Target Fund. Each shareholder of a Target Fund received a number of shares of the corresponding Acquiring Fund based on the net asset value of the Target Fund shares owned at the time of the reorganization. The Target Funds and Acquiring Funds are set forth on Schedule A.

(b) Were	the distributions made on the basis of net assets?

  [X]            Yes                 [    ]                No

(c)	Were the distributions made pro rata based on share ownership?

  [X]            Yes                 [    ]                No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

  Were any distributions to shareholders made in kind?

  [    ]        Yes             [    ]            No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[    ]                Yes                 [    ]                No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?*

[X]                Yes                 [    ]                No

* Certain portfolios have receivables on their balance sheets relating to expected foreign tax reclaims, which were transferred to their respective Acquiring Funds as part of the reorganizations of the Target Funds. The foreign tax reclaims must remain in the name of the respective Target Funds in order to be collected, which, once collected, will immediately be transferred to the corresponding Acquiring Funds.

If No,

(a)         How many shareholders does the fund have as of the date this form is filed?

(b)         Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[    ]                Yes                 [X]                No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?**

(see question 18 above)

[    ]                Yes                 [X]                No

**Please see response to Question 18.

If Yes,

(a)          Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)        Why has the fund retained the remaining assets?

(c)        Will the remaining assets be invested in securities?

[    ]                Yes                 [    ]                No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[    ]                Yes                 [X]                No

If Yes,

(a)        Describe the type and amount of each debt or other liability:

(b)        How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a) List	the expenses incurred in connection with the Merger or Liquidation:

(i)         Legal expenses: $1,775,900

(ii)        Accounting expenses: $237,000

(iii)       Other expenses (list and identify separately):

             Proxy vendor solicitation and mailing $3,285,200

(iv)       Total expenses (sum of lines (i)-(iii) above): $5,298,100

(b)        How were those expenses allocated?

Other than brokerage commissions and other portfolio transaction costs, all expenses incurred in connection with the reorganizations were allocated to, and borne by, The Variable Annuity Life Insurance Company, investment adviser to the Target Funds. The amounts above in 22(a) include expenses associated with certain reorganizations of Target Funds into series of VALIC Company I, a registered investment company in the same fund family as the Fund.

(c)        Who paid those expenses? See above.

(d)        How did the fund pay for unamortized expenses (if any)? Not applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[    ]                Yes                 [X]                No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X]                Yes                 [    ]                No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

As of August 15, 2022, the Fund was not knowingly a defendant in or otherwise unwillingly party to any litigation. The Fund is a named plaintiff or complainant in certain opt-out litigation involving allegations that the named defendants’ wrongdoing caused losses on investments held by certain of the Target Funds prior to the reorganizations. The Target Funds’ economic interests in any right to recovery were assumed by the applicable Acquiring Funds as part of the reorganizations of the Target Funds.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[    ]                Yes                 [X]                No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the fund surviving the Merger:

See Schedule A

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-03738 (VALIC Company I)

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

See Schedule A

(d)	If the merger or reorganization agreement has not been filed with the

Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of VALIC Company II, (ii) she is the Secretary of VALIC Company II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

VALIC Company II

By:	/s/ Kathleen D. Fuentes
Kathleen D. Fuentes
Secretary

Schedule A

Item 15(b). Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration? If Yes, state the date on which the shareholder vote took place:

Name of Series of VALIC Company II	Date of Shareholder Vote
Aggressive Growth Lifestyle Fund	May 11, 2021
Capital Appreciation Fund	May 11, 2021
Conservative Growth Lifestyle Fund	May 11, 2021
Core Bond Fund	May 11, 2021
Government Money Market II Fund	May 11, 2021
High Yield Bond Fund	May 11, 2021
International Opportunities Fund	May 11, 2021
Large Cap Value Fund	April 5, 2021
Mid Cap Growth Fund	April 5, 2021
Mid Cap Value Fund	May 11, 2021
Moderate Growth Lifestyle Fund	May 11, 2021
Small Cap Growth Fund	May 11, 2021
Small Cap Value Fund	May 11, 2021
Strategic Bond Fund	May 11, 2021
U.S. Socially Responsible Fund	May 11, 2021

Item 26(a). State the name of the fund surviving the Merger:

Target Fund Names (each a series of VALIC Company II)	Acquiring Fund Names (each a series of VALIC Company I)
Aggressive Growth Lifestyle Fund	Aggressive Growth Lifestyle Fund
Capital Appreciation Fund	Capital Appreciation Fund
Conservative Growth Lifestyle Fund	Conservative Growth Lifestyle Fund
Core Bond Fund	Core Bond Fund
Government Money Market II Fund	Government Money Market I Fund
High Yield Bond Fund	High Yield Bond Fund
International Opportunities Fund	International Opportunities Fund
Large Cap Value Fund	Systematic Value Fund
Mid Cap Growth Fund	Mid Cap Strategic Growth Fund
Mid Cap Value Fund	Mid Cap Value Fund
Moderate Growth Lifestyle Fund	Moderate Growth Lifestyle Fund
Small Cap Growth Fund	Small Cap Growth Fund
Small Cap Value Fund	Small Cap Value Fund
Strategic Bond Fund	Core Bond Fund
U.S. Socially Responsible Fund	U.S. Socially Responsible Fund

Item 26(c). If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Name of Series of VALIC Company II	File Number	Date & Form Type
Core Bond Fund, Government Money Market II Fund, Small Cap Growth Fund and Strategic Bond Fund	333-252781	March 10, 2021 – Form 497

Aggressive Growth Lifestyle Fund, Capital Appreciation Fund, Conservative Growth

Lifestyle Fund, High Yield Bond Fund,

International Opportunities Fund, Mid Cap

Value Fund, Moderate Growth Lifestyle

Fund, Small Cap Value Fund and U.S.

Socially Responsible Fund

	333-252783	March 11, 2021 – Form 497
Large Cap Value Fund	333-250811	January 22, 2021 – Form 485B
Mid Cap Growth Fund	333-250815	January 22, 2021 – Form 485B